Mail Stop 4561

January 31, 2008

Michael McAndrew, Chief Financial Officer
Black Box Corporation
1000 Park Drive
Lawrence, PA 15055

> **Re:**   **Black Box Corporation**
> **Form 10-K for the Fiscal Year Ended March 31, 2007**
> **Filed August 13, 2007**
> **File No. 000-18706**

Dear Mr. McAndrew:

We have reviewed the above referenced filing and have the following comments. Please note that our review has been limited in scope. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended March 31, 2007

General

1. Please indicate on the cover page of future annual reports that your securities are registered under Section 12(b) of the Exchange Act.

Item 1A. Risk Factors, page 7

2. We note that you introduce your risk factors with subheadings such as "Stock option matters" and "Competition." Your filing should set forth each risk factor in this section under a subheading that adequately describes the risk posed. See Item 503(c) of Regulation S-K. Please revise your filing accordingly or advise.

Management's Discussion and Analysis, page 26

3. We note instances where you have identified two or more sources of a material change without quantifying the contribution for each source. For instance, for fiscal year 2007, you disclose a decrease in North American revenues of 6% compared to fiscal year 2006, due to the completion of several nonrecurring projects, offset in part by success in certain sales initiatives. However, you do not identify the nonrecurring projects or quantify how each factor impacted revenues. Tell us what consideration you gave to quantifying the extent of contribution of each source of a material change pursuant to the requirements of Item 303(a)(3)(iii) of Regulation S-K, Instruction 4 to Item 303(a) of Regulation S-K and the related interpretive guidance in Section III. D of SEC Release 33-6835 Interpretation: Management's Discussion and Analysis of Financial Condition and Results of Operations when preparing your discussion.

Item 9A. Controls and Procedures, page 101

4. You state that management, including your CEO and CFO, have determined that there was a material weakness in the company's disclosure controls and procedures as of March 31, 2007, and specifically that a material weakness existed in internal control over financial reporting relating to the potential for management override of controls. However, you do not specifically state the determinations of management with respect to the effectiveness of the company's disclosure controls and procedures and internal control over financial reporting. Your filing must disclose the conclusions of your CEO and CFO regarding the effectiveness of the disclosure controls and procedures as of the end of the period covered by the report, and it must also disclose management's assessment of the effectiveness of internal control over financial reporting as of the end of the same period. See Items 307 and 308 of Regulation S-K. Please revise your filing accordingly or tell us where these statements are provided.

Remediation of Material Weakness, page 101

5. You state that the material weakness you have identified as of March 31, 2007 no longer exists, because your former CEO has left the employ of the company. Please explain how you concluded that the departure of this executive could remedy the weakness without taking into account further procedural and structural

enhancements. Please also explain how this statement is consistent with the statements you make in the forepart of the document regarding the ongoing review and implementation of procedural enhancements and remedial actions.

Changes in Internal Control Over Financial Reporting, page 102

6. We note your statement that, other than as disclosed, there were no significant changes in your internal control over financial reporting. Item 308(c) of Regulation S-K requires you to disclose in your report any change in your internal control over financial reporting identified in connection with the required evaluation that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, without qualification as to significance. As such, please confirm, if true, that there were no such changes in your internal control over financial reporting during the fourth fiscal quarter of your last fiscal year. Further, please confirm that in future filings, you will disclose any change during the relevant fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, without qualification as to significance.

Item 11. Executive Compensation, page 105

7. You do not appear to have provided, either in your Form 10-K or in your proxy statement, the statements regarding compensation committee interlocks and insider participation required by Item 407(e)(4) of Regulation S-K. Please explain.

Item 14. Principal Accountant Fees and Services, page 105

8. You do not appear to have disclosed the audit committee's pre-approval policies and procedures. Please direct us to this disclosure, or explain why you have not included it. See Item 14 of Form 10-K.

Definitive Proxy Statement on Schedule 14A, filed August 14, 2007

Policies and Procedures Related to the Approval of Transactions with Related Persons, page 6

9. You do not provide any statement regarding transactions with related persons under Item 404 of Regulation S-K since the beginning of your last fiscal year. Rule 12b-13 under the Exchange Act provides that if an item in an Exchange Act report is inapplicable or the answer thereto is in the negative, an appropriate statement to that effect shall be made. Please confirm that you had no related person transactions under Item 404 of Regulation S-K during the applicable time

period, and advise us as to your analysis as to why such a statement is unnecessary.

Executive Compensation and Other Information, page 8

10. You have named executive officers consisting of only your former CEO, your interim President and CEO, your CFO, and two other officers. Item 402 of Regulation S-K requires you to provide compensation information regarding three executive officers other than your CEOs and CFO. Please provide your analysis in the response letter.

Base Salary, page 9

11. You provide little information on how base salaries for your named executive officers are actually determined. You should describe how you determine that you are setting base salaries "below market," that these salaries are "competitive in the industry" and the elements of an executive's performance and/or contributions which are considered by the compensation committee and your chief executive officer in making these determinations. You should also disclose the percentage increase in these salaries for your investors, rather than disclosing merely the new salary levels, and tie these percentage increases to the specific elements considered.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you should also provide a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with any amendment that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Michael McAndrew
Black Box Corporation
January 31, 2008
Page 5

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Katherine Wray, Staff Attorney, at (202) 551-3483 or David Orlic, Special Counsel, at (202) 551-3503 if you have any questions regarding the above comments. If you need further assistance, you may contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief - Legal